Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated February 21, 2008 on the balance sheets of Tennessee Valley Agri-Energy, LLC (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, changes in members’ equity, and cash flows for the years ended December 31, 2007 and 2006 and the period from inception (June 15, 2005) to December 31, 2007 in the Amendment No. 3 to the Registration Statement on Form S-1 of Tennessee Valley Agri-Energy, LLC dated on or about February 21, 2008 and to the reference to our Firm under the caption “Experts” in the Prospectus included therein.

Certified Public Accountants
/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P
Minneapolis, Minnesota
February 21, 2008